SUB-ITEM 77Q1 Exhibits

77Q1(b) Copies of the text of any proposal described in 77D


The Hartford MidCap Stock HLS Fund

     Mid cap companies are generally
      defined as those that have market
      values between $1 billion and $12
      billion.